United States securities and exchange commission logo





                              May 19, 2021

       Mostafa Ronaghi
       Chief Executive Officer
       Dynamics Special Purpose Corp.
       2875 El Camino Real
       Redwood City, CA 94061

                                                        Re: Dynamics Special
Purpose Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 7, 2021
                                                            File No. 333-255930

       Dear Dr. Ronaghi:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 Filed May 7, 2021

       Principal stockholders, page 132

   1. We note your revised disclosure in response to comment 1. You revised footnote 3 to the principal stockholders
table to disclose that the board of managers, consisting of Omid
                                                        Farokhzad and Mostafa
Ronaghi, has voting and dispositive power over the shares held by
                                                        Dynamics Sponsor LLC.
However, other references in your footnote seem to indicate that there is at least one
other natural person serving on the board of managers, including your reference to the "Rule
of Three." Please revise to identify any additional natural person or persons who serve on
the board of managers of Dynamics Sponsor LLC.
 Mostafa Ronaghi
FirstName  LastNameMostafa Ronaghi
Dynamics Special Purpose Corp.
Comapany
May        NameDynamics Special Purpose Corp.
     19, 2021
May 19,
Page 2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Oliver Smith